UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 28, 2008

Commission File Number 001-15244

CREDIT SUISSE GROUP

(Translation of registrant’s name into English)

Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland

(Address of principal executive office)

Commission File Number 001-33434

CREDIT SUISSE

(Translation of registrant’s name into English)

Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

Summary

This report is being filed by Credit Suisse Group and Credit Suisse to be incorporated by reference in Post-Effective Amendment No. 1 to their Registration Statement on Form F-3 (file no. 333-132936).

CREDIT SUISSE GROUP
Paradeplatz 8 P.O. Box CH-8070 Zurich Switzerland	Telephone +41 844 33 88 44 Fax +41 44 333 88 77 media.relations@credit-suisse.com

Media Release

Annual General Meeting of Credit Suisse Group

All proposals put forward by the Board of Directors approved

Six members re-elected to the Board of Directors

Increased cash dividend of CHF 2.50 per share to be paid for the year 2007

Peter Brabeck-Letmathe to serve as Vice Chairman, alongside Hans-Ulrich Doerig

Zurich, April 25, 2008 At Credit Suisse Group’s Annual General Meeting today in Zurich, shareholders approved all of the proposals put forward by the Board of Directors. Notably, shareholders approved the re-election to the Board of Directors of six members, whose terms of office expire today. Peter Brabeck-Letmathe, who is among the six members re-elected to the Board, will serve as Vice Chairman. Shareholders also approved the payment of an increased cash dividend of CHF 2.50 per share for the financial year 2007.

The six members re-elected to the Board of Directors for a further term of three years are as follows: Thomas W. Bechtler, Robert H. Benmosche, Peter Brabeck-Letmathe, Jean Lanier, Anton van Rossum and Ernst Tanner. Peter Brabeck-Letmathe will serve alongside Hans-Ulrich Doerig as Vice Chairman, a role he held on Credit Suisse Group’s Board of Directors from 2000-2005.

Shareholders also approved the payment of an increased cash dividend of CHF 2.50 per share for the financial year 2007. The dividend is payable on May 2, 2008.

Walter B. Kielholz, Chairman of the Board of Directors, said: “In 2007, we successfully navigated through an extremely challenging environment and delivered sustained profitability. With a strong capital position, we served as a safe haven for clients in a period of financial uncertainty and volatility. Despite the continuing turmoil in the mortgage and credit markets and our loss for the first quarter, Credit Suisse remains well positioned. We believe our integrated model gives us attractive opportunities to build long-term value for our shareholders. We are committed to building on the strength and resilience of our business and believe we can deliver profitable growth across market cycles.”

The speeches by Walter B. Kielholz, Chairman, and Brady W. Dougan, CEO, are available on the Internet at www.credit-suisse.com/agm in English and in German.

Media Release
April 25, 2008 Page 2/3

Members of the Board of Directors

Walter B. Kielholz 1), Chairman	Anton van Rossum 4)
Hans-Ulrich Doerig 1) 4), Vice Chairman	Aziz R.D. Syriani 1) 2)
Peter Brabeck-Letmathe1) 2), Vice Chairman	David W. Syz 3)
Thomas W. Bechtler 2)	Ernst Tanner4)
Robert H. Benmosche 2)	Richard E. Thornburgh 4)
Noreen Doyle 3)	Peter F. Weibel 1) 3)
Jean Lanier 3)

1) Member of the Chairman’s and Governance Committee, chaired by Walter B. Kielholz

2) Member of the Compensation Committee, chaired by Aziz R.D. Syriani

3) Member of the Audit Committee, chaired by Peter F. Weibel

4) Member of the Risk Committee, chaired by Hans-Ulrich Doerig

Information

Media Relations Credit Suisse, telephone +41 844 33 88 44, media.relations@credit-suisse.com

Investor Relations Credit Suisse, telephone +41 44 333 71 49, investor.relations@credit-suisse.com

Credit Suisse

As one of the world’s leading banks, Credit Suisse provides its clients with private banking, investment banking and asset management services worldwide. Credit Suisse offers advisory services, comprehensive solutions and innovative products to companies, institutional clients and high-net-worth private clients globally, as well as retail clients in Switzerland. Credit Suisse is active in over 50 countries and employs approximately 49,000 people. Credit Suisse’s parent company, Credit Suisse Group, is a leading global financial services company headquartered in Zurich. Credit Suisse Group’s registered shares (CSGN) are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Cautionary statement regarding forward-looking information

This press release contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:

•	our plans, objectives or goals;
•	our future economic performance or prospects;
•	the potential effect on our future performance of certain contingencies; and
•	assumptions underlying any such statements.

Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:

•	the ability to maintain sufficient liquidity and access capital markets;
•	market and interest rate fluctuations;
•	the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of a US or global economic downturn in 2008;
•	the direct and indirect impacts of continuing deterioration of subprime and other real estate markets;
•	further adverse rating actions by credit rating agencies in respect of structured credit products or other credit-related exposures or of monoline insurers;
•	the ability of counterparties to meet their obligations to us;
•	the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations;
•	political and social developments, including war, civil unrest or terrorist activity;
•	the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
•	operational factors such as systems failure, human error, or the failure to implement procedures properly;
•	actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations;

Media Release
April 25, 2008 Page 3/3

•	the effects of changes in laws, regulations or accounting policies or practices;
•	competition in geographic and business areas in which we conduct our operations;
•	the ability to retain and recruit qualified personnel;
•	the ability to maintain our reputation and promote our brand;
•	the ability to increase market share and control expenses;
•	technological changes;
•	the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
•	acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
•	the adverse resolution of litigation and other contingencies; and
•	our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the information set forth in our Form 20-F Item 3 – Key Information – Risk Factors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP and CREDIT SUISSE
(Registrant)

	By:	/s/ Urs Rohner
(Signature)*
General Counsel
Credit Suisse Group and Credit Suisse
Date: April 28, 2008
/s/ Charles Naylor
Head of Corporate Communications
*Print the name and title under the signature of the signing officer.		Credit Suisse Group and Credit Suisse